December 21, 2018

Frederick Herbst
Chief Financial Officer
Ready Capital Corporation
1140 Avenue of the Americas, 7th Floor
New York, NY 10036

       Re: Sutherland Asset Management Corporation
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 001-35808

Dear Mr. Herbst:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Return Information, page 80

1. We note several non-GAAP measures disclosed in the tables on pages 80 and 81: Core
      Earnings per Common Share, Core Return on Equity per Common Share and Core ROE.
      To the extent that these measures are presented in future filings, please include a reconciliation of Core Earnings to Net Income for any period that you present a non-
      GAAP measure based on Core Earnings. In addition, with respect to your presentation of
      Core ROE in the table at the top of page 81, please include an explanation of any differences between GAAP ROE and CORE ROE. For example, GAAP ROE for FY 2017 is 17.0% and CORE ROE for FY 2017 is 17.6% for one line item in your table;
      please revise to include an explanation of this 0.6% difference. Reference is made to Item
      10(e) of Regulation S-X.
Non-GAAP Financial Measures, page 96
 Frederick Herbst
FirstName LastNameFrederick Herbst
Ready Capital Corporation
Comapany21, 2018
December NameReady Capital Corporation
December 21, 2018 Page 2
Page 2
FirstName LastName
2. We note that Core Earnings excludes unrealized and realized gains and losses on certain
         MBS and unrealized gains or losses on MSRs. Please tell us and expand your definition in future filings to clarify how you determine if the gain or loss on a particular category of
         MBS is excluded from Core Earnings. In addition, please tell us and revise future filings to disclose the reasons why you believe that the exclusion of these gains or losses provides useful information to investors. Reference is made to Item 10(e) of Regulation S-K.
Liquidity and Capital Resources, page 99

3. We note that you account for repurchase agreements as collateralized financing transactions. As previously requested in the Staff comment letter dated June 7,
         2016, please disclose in future filings the average quarterly balances of your repurchase agreements for each of the past three years. In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end. Also explain the causes and business reasons for any significant variances among these amounts.
Consolidated Statements of Income, page 115

4. We note your presentation of the line item labeled Gains on residential mortgage banking activities, net of variable loan expenses. Please tell us how your presentation of this line item complies with Rule 9-04 of Regulation S-X.
Notes to the Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Loans, held at fair value, page 122

5. We note you transfer loans held at fair value to loans, held-for-investment upon the completion of securitization. Please clarify for us if you cease to account for these loans at fair value upon transfer. To the extent you do not continue to account for these loans, held-for-investment at fair value, please tell us how you complied with ASC 825-10-25-2, which states that the fair value option shall be irrevocable unless a new election date occurs.
Servicing rights, page 125

6. We note your disclosure that servicing rights are recognized upon securitization of loans if servicing is retained. Please tell us how you determined it is appropriate to recognize servicing rights for a loan securitization. Please refer to ASC 860-50-25-2.
Schedule IV - Mortgage Loans on Real Estate, page 176

7. We note your disclosure that applicable information on your loan portfolio is in Note 6.
         We are unable to locate your disclosure of interest rates and maturities in Note 6. Please advise or revise future filings to include this information, which may be stated in terms of
 Frederick Herbst
Ready Capital Corporation
December 21, 2018
Page 3
         ranges. Reference is made to Rule 12-29 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristi Marrone at (202) 551-3429 or Jennifer Monick at
(202) 551-
3295 with any questions.



                                                           Sincerely,
FirstName LastNameFrederick Herbst
                                                           Division of
Corporation Finance
Comapany NameReady Capital Corporation
                                                           Office of Real
Estate and
December 21, 2018 Page 3                                   Commodities
FirstName LastName